Americas Gold and Silver Reports Strong Growth in Q3 2025 as Company Executes Strategy at Galena

TORONTO, ONTARIO - November 10, 2025 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended September 30, 2025.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company's website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Consolidated silver production increased 98% year-over-yearA and 11% quarter-over-quarter as the impact of operational improvements and efficiencies continued at the Galena Complex in Idaho while the Cosalá Operations progressed into the high-grade EC120 Project with pre-production of higher-grade development ore.
    Strong production results were achieved despite a planned 10-day shut down to complete Phase 1 upgrades to the Galena No. 3 Shaft.
    Consolidated silver production of 765,000 ounces was realized during the quarter, or approximately 877,000 silver equivalent2 ounces, including 2.3 million pounds of lead (23% increase quarter-over-quarter).
    The Galena Complex produced approximately 440,000 ounces of silver (a 36% increase in silver production compared to Q3 2024) due to more consistent access to higher silver grade tetrahedrite ore.
    Silver production at the Cosalá Operations increased by 70% year-over-year to approximately 325,000 ounces of silver in Q3-2025.
  Increase in consolidated revenue3 due to higher silver production and higher realized prices. Consolidated revenue, including by-product revenue, increased to $30.6 million for Q3-2025 or 37% compared to $22.3 million for Q3-2024 despite lower production and realized prices of zinc and lead.
    During the quarter the Company continued its transition into EC120 which hosts predominantly higher-grade silver and copper compared to the zinc-lead-silver San Rafael mine.
    Pre-production sales of EC120 silver-copper concentrate contributed a strong $12.9 million to revenue during Q3-2025.
  Confirmed the viability of supplying significant antimony production to satisfy United States domestic supply requirements and to create a potential additional future revenue stream.  Reported by-product YTD antimony production of 447,466 pounds ahead of planned increases to both antimony and copper output in tandem with the ramp in silver production in the years ahead.
    Announced breakthrough metallurgical test work results yielding over 99% antimony extraction from copper concentrate, reconfirming the ~0.7:1 Sb:Cu ratio of historical production at Galena.
    Year-to-date output of 615,817 pounds of copper alongside antimony, underscoring the predictability of antimony production from Galena's high-grade silver-copper-antimony tetrahedrite ore. One ton of tetrahedrite ore contains silver, copper and antimony.
    The Company engaged Lot Sixteen, a D.C.-based government relations and communications firm, to initiate discussions with the U.S. Government regarding support for the Company's antimony production and the potential construction of a dedicated antimony processing plant in Idaho's Silver Valley.

  Strong exploration results from the Galena Complex, highlighted by an intersection of 24,913 g/t Ag and 16.9% Cu over 0.21 metres in the high-grade extension of the previously identified 149 Vein.
  First phase of the Galena No. 3 Shaft upgrade completed ahead of schedule. The Phase 1 upgrade was completed during a 10-day shutdown period, four days shorter than planned, delivering a 100% productivity improvement.
  Cash and cash equivalents balance of $39.1 million as at September 30, 2025.
  Cost of sales1,2 per silver equivalent ounce produced, cash costs2 and all-in sustaining costs2 per silver ounce produced averaged $22.95, $24.11 and $30.06, respectively, in Q3-2025.
  Net loss of $15.7 million for Q3-2025 (Q3-2024 net loss of $16.1 million) as the Company continues to execute on its strategic investment strategy into operations at the Galena Complex and a negative impact as a result of higher precious metal prices impacting metals-based liabilities offset against gains recognized from a new price protection program completed during the period.
  Adjusted loss2 for Q3-2025 was $4.3 million (adjusted loss of $11.8 million for Q3-2024) and Adjusted EBITDA2 for Q3-2025 was $1.9 million (Adjusted EBITDA loss of $1.3 million for Q3-2024), or $0.02 and $0.01 per share, respectively, primarily due to higher net revenue from increased silver production and realized prices during the period offset by higher capital spending as part of the strategic investment strategy at Galena and non-cash share-based payments.

Paul Andre Huet, Chairman and CEO, commented: "During the third quarter of 2025, we continued to deploy capital in support of our ambitious growth initiatives which drive our strategy to deliver materially higher silver production and lower costs over the coming years. With numerous productivity focused projects, major capital deployments and ongoing optimization of processes across the business, we are beginning to see the results of our labour and I am extremely pleased with our progress in such a short time frame.

At Galena, our team has consistently increased production while safely and efficiently managing significant growth capital projects. These include: major upgrades to the No. 3 Shaft where we replaced the hoist motor four days earlier than planned, an outstanding achievement by our team, which is expected to provide a 100% productivity improvement; the ongoing delivery and deployment of new mining equipment underground; the implementation of long-hole stoping at Galena where the first two long-hole panels have been successfully extracted and additional long-holes stopes are planned for Q4 2025 and Q1 2026; the construction of critical new ventilation raises; and finally the major advancement of waste development required to set our operation up for much higher mining rates in the future. We are also very pleased to have entered a long-term 5-year collective bargaining agreement with our hourly staff at Galena. In my view, the new agreement aligns our incentives for safe, profitable production and the sustained future of our operations. I am thankful to our hourly staff for demonstrating their belief in what we can accomplish together over the near and long-term as we work towards safe and profitable growth at the Galena Complex for all our stakeholders.

I am particularly excited about recent metallurgical testing at the Galena Complex, which confirmed high recoveries of antimony, silver, and copper from tetrahedrite ore. Historically, the Galena Complex produced antimony in its concentrate, but no value was realized. Beginning in 2026, antimony will once again become a revenue stream, and we are taking additional steps to further optimize this opportunity.

Building on historical success at the nearby Sunshine Mine, test work led by Allihies Engineering, Inc. demonstrated the potential to produce saleable antimony products from Galena's tetrahedrite ore, achieving over 99% extraction from concentrate. This breakthrough represents a significant step towards scaling this new potential revenue stream and strengthens the Company's position as a key participant in the U.S. critical minerals supply chain.

To support federal engagement in the U.S., the Company has retained the government relations expertise of Lot Sixteen LLC, a communications firm, to lead discussions with the U.S. Government regarding support for domestic antimony production. As the largest producer of antimony currently mining in the U.S., the Company is exploring the potential development of a new processing facility in Idaho's Silver Valley. This facility would handle our own production and potentially accept external feed, aiming to establish a domestic U.S. hub for antimony.

At Cosalá, operating results were very strong as our team delivered a 21% improvement compared to the prior quarter and an improvement of 70% year-over-year. We are very proud of the performance of our Mexican operations where ongoing production improvements are expected to continue as operations progress toward mining the higher-grade EC120 area in the fourth quarter.

Our balance sheet remains very strong. With US$50 million remaining undrawn on our existing credit facility and US$39 million in cash at the end of Q3, we are well-positioned to continue executing our operational strategy to increase production, lower costs, advance antimony production initiatives and unlock the significant potential of our asset base for our shareholders. With each quarter we report, we continue to make robust progress on schedule with delivering significant production growth at Americas Gold & Silver."

Consolidated Production

Consolidated silver production of 765,000 ounces during Q3-2025 was higher than Q3-2024 attributable production of 386,000 ounces due to higher grades at both operations, offset by lower tonnage. Pre-production of EC120 silver-copper concentrate contributed silver production of 314,000 ounces during Q3-2025. Production of both zinc and lead during the quarter were lower than Q3-2024 due to lower tonnage of San Rafael ore processed during the quarter as the Company develops and transitions into the silver-copper EC120 orebody.

Consolidated attributable cash costs and all-in sustaining costs for Q3-2025 were $24.11 per silver ounce and $30.06 per silver ounce, respectively. Cash costs per silver ounce increased during the quarter compared to the same period the year prior, primarily due to lower by-product credits as the Company transitions into new mining zones.

Galena Complex

The Galena Complex produced approximately 440,000 ounces of silver in Q3-2025 compared to approximately 323,000 ounces of silver in Q3-2024 (a 36% increase in silver production) due to more consistent access to higher silver grade tetrahedrite ore. The mine also produced 2.3 million pounds of lead in Q3-2025, compared to 2.6 million pounds of lead in Q3-2024 (a 10% decrease in lead production). During the period of operational adjustments currently underway as part of the transition plan at Galena, as previously discussed, the Company anticipates potential short-term movements in by-product production levels while the focus on increasing mining rates in silver-copper ore and setting up key infrastructure in support of future growth is advanced. Cash costs per ounce of silver decreased to $24.30 in Q3-2025 from $26.54 in Q3-2024, primarily due to increase in silver production during the period, offset by modest increases in salaries and employee benefits at the operations.

During Q3-2025, the Company has continued to make significant advances at the Galena Complex and is on-track with its operational growth plan. Development plans are well advanced with efficiencies in muck handling and improved development rates being realized.

Cosalá Operations

Silver production increased in Q3-2025 by 70% to approximately 325,000 ounces of silver compared to approximately 192,000 ounces of silver in Q3-2024, primarily due to higher grades and silver recoveries offset by lower tonnages during the period. A higher portion of the mill feed came from pre-production of the EC120 Project which has higher silver grades and silver recoveries based on its minerology. Lower milled tonnage from the San Rafael Main Central orebody caused base metals production of zinc and lead to drop in Q3-2025. Silver production is expected to increase steadily as the development into the EC120 Project progresses and the mine continues to batch higher development grade ore through the mill.

The Cosalá Operations increased capital spending on the EC120 Project, incurring $3.8 million during Q3-2025 ($2.9 million during Q2-2025). The EC120 Project contributed approximately 314,000 ounces of silver production in Q3-2025 (689,000 ounces of silver production project-to-date) as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project's development phase which contributed $12.9 million to net revenue during Q3-2025. Cash costs per silver ounce increased during Q3-2025 to $23.87 per ounce from $7.12 per ounce in Q3-2024, due primarily to decreased zinc and lead production resulting in lower by-product credits during the period.

Conference Call Details

Date: November 10, 2025

Time:  9:00 am ET / 6:00 am PT

North American callers please dial: 1-800-715-9871; Conference ID 7377356

Local and international callers please dial: 647-715-9871; Conference ID 7377356

Webcast Link: https://www.gowebcasting.com/14527

A recording of the conference call will be available for replay through the webcast link, or for a one-week period beginning at approximately 12:00 p.m. (Eastern Time) on November 10, 2025 through the following dial in numbers:

North American callers please dial: 1-800-770-2020; Conference ID 7377356#

International callers please dial: 1-647-362-9199; Conference ID 7377356#

About Americas Gold and Silver Corporation

Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the United States and Mexico. In December 2024, Americas took full ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott & Paul Huet-led management team, solidifying Galena as a cornerstone U.S. silver asset and the nation's only active antimony-producing mine. Americas also owns & operates the Cosalá Operations in Sinaloa, Mexico. With Eric Sprott now its largest shareholder (~20%), Americas is fully funded to grow Galena following a C$50M deal (Oct 2024) & US$100M term loan (June 2025). A new non-restrictive 5-year multi-metal offtake agreement with Ocean Partners for treatment of any amount of Galena's concentrates at Teck Resources' BC smelter. Americas aims to be a leading North America silver producer and a key source of U.S.-produced antimony.

A. Throughout this news release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex's 40% non-controlling interests, and 100% from both operations thereafter including fiscal 2025.

For more information:

Maxim Kouxenko - Manager, Investor Relations

M: +1 (647) 888-6458
E: ir@americas-gold.com
W: Americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for silver, gold and other metals, the expected prices of silver, gold and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations; expectations regarding the Company's execution of its plans to significantly increase silver and by-product metal production and improve operational efficiency over the next several years; the Company's execution of and expected benefits from its growth strategy and plans; the expected timing and completion of required development and our strategic investments plan and the expected operational and production results therefrom, including the anticipated improvements to production and lowering of costs; statements relating to Americas' EC120 Project; and statements relating to results from recent metallurgical testing at its Galena Complex, including the potential recovery of antimony and concentrate levels thereof, the potential new revenue stream from antimony and copper and our ability and timing to produce saleable antimony products; statements relating to U.S. Government support regarding the Company's antimony production and the potential development of a new processing facility in Idaho's Silver Valley; and the predictability and strategic value of Galena's high-grade silver-copper-antimony tetrahedrite ore. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

  This is a non-GAAP measure. Non-GAAP measures do not have standardized meanings under GAAP and are not necessarily comparable to similar measures provided by other companies. See "Non-GAAP and Other Financial Measures" for further details and a reconciliation of non-GAAP measures disclosed in this news release.
  This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section below for further information.
  Throughout this news release, contract services related to transportation cost were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

  Average realized silver, zinc and lead prices;
  Cost of sales (CoS)/Ag Eq oz produced;
  Cash costs/Ag oz produced;
  All-in sustaining costs/Ag oz produced;
  Working capital;
  EBITDA, adjusted EBITDA, and adjusted earnings; and
  Silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions; a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price" and "average realized lead price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Zinc and Lead Prices1

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Gross silver sales revenue ('000)	$17,212	$13,630	$45,950	$49,011
Payable metals & fixed pricing adjustments ('000)	22	(32)	(4)	(5)
Payable silver sales revenue ('000)	$17,234	$13,598	$45,946	$49,006
Divided by silver sold (oz)	427,054	457,749	1,290,355	1,789,721
Average realized silver price ($/oz)	$40.36	$29.71	$35.61	$27.38

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Gross zinc sales revenue ('000)	$108	$9,509	$11,883	$29,431
Payable metals & fixed pricing adjustments ('000)	-	-	(26)	31
Payable zinc sales revenue ('000)	$108	$9,509	$11,857	$29,462
Divided by zinc sold (lb)	86,512	7,501,439	9,474,630	23,955,316
Average realized zinc price ($/lb)	$1.25	$1.27	$1.25	$1.23

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Gross lead sales revenue ('000)	$2,048	$4,482	$7,312	$14,274
Payable metals & fixed pricing adjustments ('000)	1	-	-	(11)
Payable lead sales revenue ('000)	$2,049	$4,482	$7,312	$14,263
Divided by lead sold (lb)	2,271,462	4,797,611	8,135,922	14,946,421
Average realized lead price ($/lb)	$0.90	$0.93	$0.90	$0.95

1  Excludes EC120 Project pre-production silver ounces sold from the Cosalá Operations.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Produced" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent production is based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced

	Q3-2025[1]	Q3-2024[1,2]	YTD-2025[1]	YTD-2024[1,2]
Cost of sales ('000)	$20,138	$20,265	$64,756	$62,865
Less non-controlling interests portion ('000)	-	(4,336)	-	(11,984)
Attributable cost of sales ('000)	20,138	15,929	64,756	50,881
Divided by silver equivalent produced (oz)	877,454	883,049	2,553,992	2,962,099
Cost of sales/Ag Eq oz produced ($/oz)	$22.95	$18.04	$25.35	$17.18

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced

	Q3-2025[1]	Q3-2024[1,2]	YTD-2025[1]	YTD-2024[1,2]
Cost of sales ('000)	$8,190	$9,426	$30,781	$32,905
Divided by silver equivalent produced (oz)	385,052	639,770	1,219,286	2,087,580
Cost of sales/Ag Eq oz produced ($/oz)	$21.27	$14.73	$25.25	$15.76

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced

	Q3-2025	Q3-2024[2]	YTD-2025	YTD-2024[2]
Cost of sales ('000)	$11,948	$10,839	$33,975	$29,960
Divided by silver equivalent produced (oz)	492,402	405,465	1,334,706	1,457,531
Cost of sales/Ag Eq oz produced ($/oz)	$24.26	$26.73	$25.46	$20.56

1  Throughout this news release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2  Throughout this news release, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Changes in inventory and other indirect mining costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced

	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cost of sales ('000)	$20,138	$20,265	$64,756	$62,865
Less non-controlling interests portion ('000)	-	(4,336)	-	(11,984)
Attributable cost of sales ('000)	20,138	15,929	64,756	50,881
Smelting, refining & royalty expenses in CoS ('000)	(373)	(1,210)	(1,945)	(3,978)
Non-cash costs ('000)	1,610	1,077	(787)	742
Direct mining costs ('000)	$21,375	$15,796	$62,024	$47,645
Smelting, refining & royalty expenses ('000)	1,484	3,141	5,878	11,900
Less by-product credits ('000)	(4,417)	(12,428)	(19,941)	(36,796)
Cash costs ('000)	$18,442	$6,509	$47,961	$22,749
Divided by silver produced (oz)	764,757	385,564	1,899,627	1,375,416
Cash costs/Ag oz produced ($/oz)	$24.11	$16.88	$25.25	$16.54

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced

	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cost of sales ('000)	$8,190	$9,426	$30,781	$32,905
Smelting, refining & royalty expenses in CoS ('000)	(155)	(1,062)	(1,324)	(3,557)
Non-cash costs ('000)	1,199	1,203	(723)	698
Direct mining costs ('000)	$9,234	$9,567	$28,734	$30,046
Smelting, refining & royalty expenses ('000)	998	2,911	4,372	10,333
Less by-product credits ('000)	(2,470)	(11,113)	(14,790)	(32,811)
Cash costs ('000)	$7,762	$1,365	$18,316	$7,568
Divided by silver produced (oz)	325,177	191,739	726,323	658,729
Cash costs/Ag oz produced ($/oz)	$23.87	$7.12	$25.22	$11.49

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Cost of sales ('000)	$11,948	$10,839	$33,975	$29,960
Smelting, refining & royalty expenses in CoS ('000)	(218)	(246)	(621)	(701)
Non-cash costs ('000)	411	(212)	(64)	72
Direct mining costs ('000)	$12,141	$10,381	$33,290	$29,331
Smelting, refining & royalty expenses ('000)	486	383	1,506	2,611
Less by-product credits ('000)	(1,947)	(2,192)	(5,151)	(6,642)
Cash costs ('000)	$10,680	$8,572	$29,645	$25,300
Divided by silver produced (oz)	439,580	323,043	1,173,304	1,194,479
Cash costs/Ag oz produced ($/oz)	$24.30	$26.54	$25.27	$21.18

1  Throughout this news release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced

	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cash costs ('000)	$18,442	$6,508	$47,961	$22,748
Capital expenditures ('000)[2]	2,867	2,693	9,769	9,625
Exploration costs ('000)	1,676	586	3,819	1,858
All-in sustaining costs ('000)	$22,985	$9,787	$61,549	$34,231
Divided by silver produced (oz)	764,757	385,564	1,899,627	1,375,416
All-in sustaining costs/Ag oz produced ($/oz)	$30.06	$25.38	$32.40	$24.89

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced

	Q3-2025[1]	Q3-2024[1]	YTD-2025[1]	YTD-2024[1]
Cash costs ('000)	$7,762	$1,365	$18,316	$7,568
Capital expenditures ('000)[2]	499	654	1,143	3,503
Exploration costs ('000)	962	113	2,203	486
All-in sustaining costs ('000)	$9,223	$2,132	$21,662	$11,557
Divided by silver produced (oz)	325,177	191,739	726,323	658,729
All-in sustaining costs/Ag oz produced ($/oz)	$28.36	$11.12	$29.82	$17.54

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Cash costs ('000)	$10,680	$8,572	$29,645	$25,300
Capital expenditures ('000)[2]	2,368	3,399	8,626	10,204
Exploration costs ('000)	714	788	1,616	2,286
All-in sustaining costs ('000)	$13,762	$12,759	$39,887	$37,790
Divided by silver produced (oz)	439,580	323,043	1,173,304	1,194,479
All-in sustaining costs/Ag oz produced ($/oz)	$31.31	$39.50	$34.00	$31.64

1  Throughout this news release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2  For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project.

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital

	Q3-2025	Q3-2024
Current Assets ('000)	$65,326	$26,789
Less current liabilities ('000)	(71,826)	(63,258)
Working capital ('000)	$(6,500)	$(36,469)

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Net loss ('000)	$ (15,708)	$ (16,159)	$ (49,729)	$ (36,319)
Depletion and amortization ('000)	3,704	5,914	15,710	18,618
Interest and financing expense ('000)	1,710	4,419	3,565	8,030
Income tax recovery ('000)	702	198	795	469
EBITDA ('000)	$ (9,592)	$ (5,628)	$ (29,659)	$ (9,202)
Accretion on decommissioning provision ('000)	157	157	471	469
Foreign exchange loss (gain) ('000)	1,877	(1,173)	(1,107)	(161)
Gain on disposal of assets ('000)	(1)	-	(967)	-
Loss on metals contract liabilities ('000)	12,316	5,330	26,889	10,044
Other loss (gain) on derivatives ('000)	(2,916)	(178)	(3,625)	566
Fair value loss on royalty payable ('000)	19	216	300	729
Adjusted EBITDA ('000)	$ 1,860	$ (1,276)	$ (7,698)	$ 2,445

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings

	Q3-2025	Q3-2024	YTD-2025	YTD-2024
Net loss ('000)	$(15,708)	$(16,159)	$(49,729)	$(36,319)
Accretion on decommissioning provision ('000)	157	157	471	469
Foreign exchange loss (gain) ('000)	1,877	(1,173)	(1,107)	(161)
Gain on disposal of assets ('000)	(1)	-	(967)	-
Loss on metals contract liabilities ('000)	12,316	5,330	26,889	10,044
Other loss (gain) on derivatives ('000)	(2,916)	(178)	(3,625)	566
Fair value loss on royalty payable ('000)	19	216	300	729
Adjusted earnings ('000)	$(4,256)	$(11,807)	$(27,768)	$(24,672)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.